April 21, 2009

Ron S. Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: Specialty Underwriters' Alliance, Inc. ("Specialty" or "the Company")
DFAN filed April 17, 2009
Filed by Hallmark Financial Services, Inc.
File No. 000-50891

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Soliciting Material Pursuant to Rule 14a-12 Filed on April 17, 2009

1. We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Specialty's board of directors, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, all without adequate factual foundation. The following problematic statements are representative of those that appear in your soliciting materials:

    - "The Board's behavior in response to the proposal was eye-opening and further underscored glaring weaknesses and entrenchment at the Board level." (page 2)

- "The SUAI nominees Hallmark seeks to replace are… one individual without meaningful industry experience (Robert Dean)…" (page 8)

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us with support for the following statements, and in future filings, please recharacterize each such statement as a belief or opinion.

- "[Specialty's] consistent financial underperformance" (page 11)
- "[Specialty's] strategic and business model weakness" (page 11)
- "[Specialty's] corporate governance deficiencies" (page 11)
- "[Specialty's] overall inability to create stockholder value" (page 11)

3. On page 11 we note that you state that "Hallmark is not seeking to change control of the [Specialty] Board…." Please reconcile this with disclosure in the definitive proxy statement that you filed on April 8, 2009 and in the third paragraph of Item 4 of the Schedule 13D filed on June 23, 2009.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

Please contact the undersigned at (202) 551-3575. If you require additional assistance you may contact Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3444 or, in his absence Nicholas Panos, Senior Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3266.

Sincerely,

Jennifer Riegel
Attorney-Advisor